UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2015

Commission File Number 001-36487

Abengoa Yield plc

(Exact name of Registrant as Specified in its Charter)

Not Applicable

(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor

Great West Road

Brentford, TW8 9DF

United Kingdom

Tel.: +44 20 7098 4384

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The sustainable total return company

Abengoa Yield reports 2014 Financial Results

•	Further Adjusted EBITDA increases by 94% y-o-y to $308.0 million.

•	Solid Q4 2014 CAFD generation of $28.4 million and $56.5 for the year.

•	Fourth quarter dividend of $0.2592 per share approved by the Board of Directors.

2014 Financial Results

February 23, 2015. Abengoa Yield plc (NASDAQ: ABY, “Abengoa Yield”), the sustainable total return company that owns a diversified portfolio of contracted assets in the energy and environment sectors, reported revenues of $362.7 million for the year ended December 31, 2014, representing a 72% increase y-o-y and Further Adjusted EBITDA of $308.0 million, representing a 94% increase compared to 2013. CAFD generated since our initial public offering reached $56.5 million.

“Results have been solid across all our segments and geographies, which have permitted us to deliver Cash Available for Distribution of $28.4 million in the quarter”, said Santiago Seage, CEO of Abengoa Yield. “During the fourth quarter of 2014 we have closed our first acquisition of assets from Abengoa and we have brought into operation Mojave, our 280 MW solar plant in California, and Cadonal, our 50 MW wind farm in Uruguay.”

Selected 2014 Financial Results

	Year ended December 31,
(in thousands of U.S. dollars)	2014	2013
Revenue	362,693	210,907
Further Adjusted EBITDA[1]	308,023	158,529
Net Income	(31,612)	(3,417)
CAFD	56,528	—

[1]	Further Adjusted EBITDA includes dividends from our preferred equity investment in Brazil (see reconciliation on page 10).

The sustainable total return company

Key Performance Indicators

	As of December 31,
	2014	2013
Renewable energy
MW in operation	891	380
GWh produced	902	280

Conventional power
MW in operation	300	300
GWh produced	2,474	1,849
Availability (%)	101.9%	97.0%

Electric transmission lines
Miles in operation	1,018	368
Availability (%)	99.1%	99.6%

Segment results

	Year ended December 31,
(in thousands of U.S. dollars)	2014	2013
Revenue by Geography
North America	195,508	113,998
South America	83,592	25,392
Europe	83,593	71,517

Total revenue	362,693	210,907

	Year ended December 31,
(in thousands of U.S. dollars)	2014	2013
Revenue by business sector
Renewable energy	170,673	82,714
Conventional power	118,765	102,801
Electric transmission lines	73,255	25,392

Total revenue	362,693	210,907

The sustainable total return company

	Year ended December 31,
(in thousands of U.S. dollars)	2014	2013
Further Adjusted EBITDA by Geography
North America	175,398	96,712
South America	77,188	18,979
Europe	55,437	42,838

Total Further Adjusted EBITDA	308,023	158,529

	Year ended December 31,
(in thousands of U.S. dollars)	2014	2013
Further Adjusted EBITDA by business sector
Renewable energy	137,820	55,797
Conventional power	101,896	83,277
Electric transmission lines	68,307	19,455

Total Further Adjusted EBITDA	308,023	158,529

In the renewable energy segment, production has reached 902 GWh in the year 2014 compared to 280 GWh in 2013, mainly due to the projects that have entered into operation during the year. In conventional power, performance has been excellent during the whole year, with electric availability levels above contractual requirements in all the quarters. In electric transmission lines, ATS, Quadra 1 and Quadra 2 reached COD in January, April and March 2014, respectively, and all the assets are operating with high levels of availability since then.

Second Quarterly Dividend Announced

The Board of Directors has declared our second quarterly dividend on February 23, 2015, corresponding to the fourth quarter of 2014, amounting to $0.2592 per share, representing $1.04 per share on an annualized basis. The dividend is expected to be paid on or about March 16, to shareholders of record on February 28, 2015.

Liquidity and Debt

As of December 31, 2014, Abengoa Yield had corporate debt of $378.5 million and a liquidity position of $155.4 million at the holding company level on an unconsolidated basis.

The sustainable total return company

As of December 31, 2014, net project debt amounted to $3,624.3 million ($2,537.1 million as of December 31, 2013).

Consolidated cash and cash equivalents amounted to $354.2 million ($357.7 million as of December 31, 2013).

Pro Forma for our second acquisition of assets under the ROFO Agreement announced in February, Net Corporate Debt / CAFD ratio would be 2.2x.

Guidance reaffirmed

Abengoa Yield reaffirms its guidance on Cash Available For Distribution2 of $142 million, Dividend Per Share of $1.60 for 2015 and Dividend Per Share in the range of $1.92 to $2.00 for 2016. This guidance already includes the first and second acquisition of assets under the ROFO Agreement.

Acquisition plan update

In February 2015, Abengoa Yield has agreed to acquire from Abengoa a second set of assets, which is subject to approvals from financing institutions and, in certain cases, from partners in joint ventures. The acquisition of two desalination plants included in this second acquisition has already been completed.

In addition, Abengoa Yield is currently in negotiations with Abengoa for a third acquisition to be executed during 2015.

Details of the Results Presentation Conference

Abengoa Yield’s CEO Santiago Seage and Executive Vice President and CFO Eduard Soler will hold a conference call today, February 23, 2015, at 9:30 am EST.

In order to access the conference call, participants should dial: +1 855 228 3874 (US) / +44 (0) 203 426 2822 (UK). A live webcast of the conference call will be available on Abengoa Yield’s corporate website (www.abengoayield.com). Please visit the website at least 15 minutes early in order to register for the live webcast and download any necessary audio software.

About Abengoa Yield

Abengoa Yield is a total return company that owns a diversified portfolio of contracted renewable energy, power generation and electric transmission assets in North America, South America and Europe. We focus on providing a predictable and growing quarterly dividend or yield to our shareholders (www.abengoayield.com).

[2]	Guidance for Cash Available For Distribution reflects expected Cash Available for Distribution after interest on corporate debt at the holding company level incurred to finance the acquisitions.

The sustainable total return company

Forward-Looking Statements

This news release contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this prospectus, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “is likely to,” “may,” “plan,” “potential,” “predict,” “projected,” “should” or “will” or the negative of such terms or other similar expressions or terminology. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements.

Factors that could cause actual results to differ materially from those contemplated above include, among others, general economic conditions, changes in government expenditure budgets, challenges in making acquisitions, changes in public support of renewable energy, weather conditions, legal challenges to regulations, changes to subsidies and incentives that support renewable energy sources, government regulations, the volatility of energy and fuel prices, counterparty credit risk, failure of customers to perform under contracts, our ability to enter into new contracts as existing contracts expire, reliance on third-party contractors and suppliers, failure of newly constructed assets to perform as expected, failure to receive dividends from assets, changes in our tax position, unanticipated outages at our generation facilities, the condition of capital markets generally, our ability to access capital markets, adverse results in current and future litigation and our ability to maintain and grow our quarterly dividends. Furthermore, any dividends are subject to available capital, market conditions, and compliance with associated laws and regulations. These factors should be considered in connection with information regarding risks and uncertainties that may affect Abengoa Yield’s future results included in Abengoa Yield’s filings with the U.S. Securities and Exchange Commission at www.sec.gov.

Abengoa Yield undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or developments or otherwise.

The sustainable total return company

Consolidated Statements of Operations

(Amounts in thousands of U.S. dollars)

	For the year ended December 31,
	2014	2013	2012
Revenue	362,693	210,907	107,183
Other operating income	79,913	379,644	560,372
Raw materials and consumables used	(21,321)	(8,671)	(4,289)
Employee benefit expenses	(1,664)	(2,446)	(1,789)
Depreciation, amortization, and impairment charges	(125,480)	(46,943)	(20,234)
Other operating expenses	(120,798)	(420,905)	(573,510)

Operating profit/(loss)	173,343	111,586	67,733

Financial income	4,911	1,153	718
Financial expense	(210,252)	(123,784)	(64,104)
Net exchange differences	2,054	(895)	392
Other financial income/(expense), net	5,861	(1,693)	(173)

Financial expense, net	(197,426)	(125,219)	(63,167)

Share of profit/(loss) of associates carried under the equity method	(769)	13	(404)

Profit/(loss) before income tax	(24,852)	(13,620)	4,162

Income tax	(4,413)	11,762	(4,021)

Profit/(loss) for the year	(29,265)	(1,858)	141

Loss/(profit) attributable to non-controlling interests	(2,347)	(1,559)	1,195

Profit/(loss) for the year attributable to the parent company	(31,612)	(3,417)	1,336

Less: Predecessor Loss prior to Initial Public Offering on June 12, 2014	(28,233)	n/a	n/a
Net profit attributable to Abengoa Yield plc subsequent to Initial Public Offering	(3,379)	n/a	n/a
Weighted average number of ordinary shares outstanding (thousands)	80,000	n/a	n/a

Basic earnings per share attributable to Abengoa Yield plc (*)	(0.04)	n/a	n/a

(*)	Earnings per share has been calculated for the period subsequent to the initial public offering, considering Net profit attributable to equity holders of Abengoa Yield plc. generated after the initial public offering by the number of shares outstanding.

The sustainable total return company

Consolidated Statement of Financial Position

(Amounts in thousands of U.S. dollars)

	As of December 31,
	2014	2013
Assets

Non-current assets
Contracted concessional assets	6,725,178	4,418,120
Investments carried under the equity method	5,711	387,324
Financial investments	373,561	28,852
Deferred tax assets	124,210	52,784

Total non-current assets	7,228,660	4,887,080

Current assets
Inventories	22,068	5,244
Clients and other receivables	129,696	97,597
Financial investments	229,417	266,363
Cash and cash equivalents	354,154	357,664

Total current assets	735,335	726,868

Total assets	7,963,995	5,613,948

	As of December 31,
	2014	2013
Equity and liabilities

Equity attributable to the parent company
Share capital	8,000	—
Parent company reserves	1,790,135	—
Hedging reserves	(15,539)	(36,600)
Accumulated currency translation differences	(28,963)	9,009
Retained earnings	(2,031)	—
Other equity	—	1,245,510
Non-controlling interest	88,029	69,279

Total equity	1,839,631	1,287,198

Non-current liabilities
Long-term corporate debt	376,160	—
Long-term project debt	3,491,877	2,842,338
Grants and other liabilities	1,367,601	650,903
Related parties	77,961	492,534
Derivative liabilities	168,931	44,221
Deferred tax liabilities	60,818	21,839

Total non-current liabilities	5,543,348	4,051,835

Current liabilities
Short-term corporate debt	2,255	—
Short-term project debt	331,189	52,312
Trade payables and other current liabilities	231,132	204,013
Income and other tax payables	16,440	18,590

Total current liabilities	581,016	274,915

Total equity and liabilities	7,963,995	5,613,948

The sustainable total return company

Consolidated Cash Flow Statements

(Amounts in thousands of U.S. dollars)

	For the year ended December 31,
	2014	2013	2012
I. Profit/(loss) for the period	(29,265)	(1,858)	141
Non-monetary adjustments
Depreciation, amortization and impairment charges	125,480	46,943	20,234
Finance (income)/expenses	206,294	95,117	57,440
Fair value gains on derivative financial instruments	2,386	8,272	1,007
Shares of (profit)/losses from associates	769	(13)	404
Income tax	4,413	(11,762)	4,021
Changes in consolidation and other non-monetary items	(48,793)	(46,168)	(60,269)

II. Profit for the year from adjusted by non monetary items	261,284	90,531	22,978

Variations in working capital
Inventories	379	(5,244)	—
Clients and other receivables	(5,981)	10,622	23,775
Trade payables and other current liabilities	(117,199)	(45,110)	16,322
Financial investments and other current assets/liabilities	54,810	48,945	26,527

III. Variations in working capital	(67,991)	9,213	66,624

Income tax paid	(428)	(73)	(255)
Interest received	256	640	718
Interest paid	(149,513)	(62,923)	(42,083)

A. Net cash provided by operating activities	43,608	37,388	47,982

Investments in entities under the equity method	(44,524)	(240,639)	(554,276)
Investments in contracted concessional assets	(56,960)	(401,678)	(518,495)
Other non-current assets/liabilities	(21,339)	(52,250)	(25,929)
Acquisitions of subsidiaries	(222,345)	—	—

B. Net cash used in investing activities	(345,168)	(694,567)	(1,098,700)

Proceeds from Project & Corporate debt	1,350,689	1,139,671	339,550
Repayment of Project & Corporate debt	(1,665,433)	(667,784)	(61,620)
Dividends paid to company’s shareholders	(23,696)	—	—
Proceeds from related parties and other	(39,035)	442,986	829,322
Proceeds IPO	681,916	—	—

C. Net cash provided by financing activities	304,441	914,873	1,107,252

Net increase/(decrease) in cash and cash equivalents	2,881	257,694	56,534

Cash, cash equivalents and bank overdrafts at the beginning of the year	357,664	97,499	40,171
Translation differences cash or cash equivalent	(6,391)	2,471	794

Cash and cash equivalents at end of the year	354,154	357,664	97,499

The sustainable total return company

Reconciliation of Further Adjusted EBITDA to Net Income

	For the year ended December 31,
(in thousands of U.S. dollars)	2014	2013	2012
Profit/(loss) for the period attributable to the parent company	(31,612)	(3,417)	1,336
Profit attributable to non-controlling interest	2,347	1,559	(1,195)
Income tax	4,413	(11,762)	4,021
Share in loss/ (profit) of associates	769	(13)	404
Financial expense, net	197,426	125,219	63,167

Operating profit	173,343	111,586	67,733

Depreciation, amortization, and impairment charges	125,480	46,943	20,234
Dividend from exchangeable preferred equity investment in ACBH	9,200	—	—

Further Adjusted EBITDA	308,023	158,529	87,967

Reconciliation of Further Adjusted EBITDA to net cash used in operating activities

	For the year ended December 31,
(in thousands of U.S. dollars)	2014	2013	2012
Further Adjusted EBITDA	308,023	158,529	87,967
Interest and income tax (paid)/received	(149,685)	(62,356)	(41,620)
Variations in working capital	(67,991)	9,213	66,624
Other non-cash adjustments and other	(46,739)	(67,998)	(64,989)

Net cash provided by operating activities	43,608	37,388	47,982

The sustainable total return company

Cash Available For Distribution Reconciliation

(in thousands of U.S. dollars)	For the period since June 30, 2014
Further Adjusted EBITDA	170,851
Non-cash revenue US cash grants	(18,379)
Interests and income tax paid	(82,964)
Principal amortization of indebtedness net of new indebtedness at project level(1)	(21,614)
Deposits into/ withdrawals from debt service accounts	(11,456)
Change in available cash at project level to be distributed in subsequent periods	12,391
Other	7,700

Cash Available For Distribution	56,528

(1)	Excludes repayment of Cofides’ stake in ATS, repaid with cash at Abengoa Yield plc holding level company.

EVP and Chief Financial Officer Eduard Soler E-mail: ir@abengoayield.com Communication Department Patricia Malo de Molina Meléndez Tel: +34 954 93 71 11 E-mail: communication@abengoa.com	Investor relations Leire Pérez Tel: +34 954 93 71 11 E-mail: ir@abengoayield.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA YIELD PLC

/s/ Santiago Seage
Name:	Santiago Seage
Title:	Chief Executive Officer

Date: February 23, 2015